Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On January 19, 2024, Law No. 21,654 was published in the Official Gazette, amending Chile’s Constitution to allow further extensions of any state of emergency decreed by the President of the Republic for periods of 30 days as counting from its sixth successive extension. Previously, extensions were allowed for periods of only 15 days. Extensions must be made with the prior approval of Congress.

On February 2, 2024, Law No. 21,644 was published in the Official Gazette, amending Chile’s Constitution to create a supra-territorial prosecutor’s office specialized in organized crime and highly complex crimes, particularly those involving criminal associations and for when there is a need of a supra-territorial or transnational investigation.

On February 9, 2024, Law No. 21,658 was published in the Official Gazette, which creates the Secretary of Digital Government within the Secretary’s Office and General Administration of the Ministry of Finance. This secretary is responsible for supporting the strategic use of digital technologies, data and public information to improve the management of state administration agencies and the delivery of services.

On April 8, 2024, Law No. 21,663 was published in the Official Gazette, establishing the institutional framework, principles and regulations to structure, regulate and coordinate governmental agencies’ cybersecurity actions among themselves and individuals; setting the minimum requirements for the prevention, containment, resolution and response to cybersecurity incidents; and establishing the powers and obligations of the government agencies, as well as the duties of the institutions providing essential services, and the mechanisms of control, supervision and responsibility in case of violations. The entry into force of Law No. 21,663 is subject to the issuance by the President of the Republic of one or more Decrees within 180 days from publication of such law.

On February 2, 2024, a major wildfire broke out in the Valparaíso Region, affecting thousands of families in areas of Valparaíso, Viña del Mar and Quilpué, among others, who suffered significant damage to their homes and belongings. To support those affected by the fires, the government has implemented a series of measures aimed at providing economic relief, including, inter alia: (i) bonuses of different amounts to families depending on whether their homes were totally destroyed or partially damaged; (ii) a labor retention subsidy to SMEs (small and medium enterprises) affected by the fires with up to 199 employees, equivalent to 80% of the minimum wage (currently of Ps.460,000) for three months, and 60% of the minimum wage for the following three months; and (iii) tax benefits, such as extending the deadlines for the declaration and payment of taxes specified in the Income Tax Law and the VAT Law, waiving of interests and fines for past due tax payments and the extension of deadlines for the payment of real estate.

On April 3, 2024, with the primary goal of funding relief measures for the wildfire in the Valparaíso Region, the government submitted a bill to the Chilean Congress that would create a Transitory Fund for Reconstruction (Fondo Transitorio para la Reconstrucción) for an amount of Ps.800 billion and for a duration of up to three years, to be financed by contributions from the Public Treasury and by transitory tax measures, which would result in the collection of approximately 0.11% and 0.10% of GDP per year in 2024 and 2025 (approximately U.S.$300 million), respectively. The Transitory Fund for Reconstruction’s aim is to rebuild houses and invest in enabling, equipping, urbanizing, and arborizing public spaces, as well as to provide flexibility for allocation funds. This bill is currently being discussed in the Chamber of Deputies.

On April 30, 2024, Law No. 21,667 governing the stabilization of electric tariffs applicable to regulated clients was published in the Official Gazette. Law No. 21,667 has the following purposes: (i) improving the stabilization mechanism of prices provided by Laws Nos. 21,185 of 2019 and 21,472 of 2022, by means of creating a Tariff Stabilization Fund (Fondo de Estabilización de Tarifas) for the stabilization of tariffs applicable to regulated clients as a way to mitigate the effects of the increase in such electricity tariffs (which otherwise could reach up to 150%), being such fund managed by the Chilean Treasury (Tesorería General de la República); (ii) providing for a transitory subsidy for the payment of electricity tariffs in favor of approximately one million low income regulated clients, with a cost of U.S.$120 million; (iii) creating a mechanism to reduce electricity tariffs for families living in areas where coal based power plants are installed; and (iv) creating a working group to assess other sources of financing to increase the annual subsidy to low income families for the payment of electricity tariffs. The Chilean Treasury, as manager of the Tariff Stabilization Fund, will be able to issue payment receivables in favor of the power distribution companies that supply energy to regulated clients, that can be sold to the market. These receivables will be guaranteed by the state in up to U.S.$ 1,800 million and 30% of any excess over such amount.

Financial Sector

In January 2024, the Corporación de Fomento de la Producción (“CORFO”) published Resolution Nos. 122 and 123, establishing that venture capital private investment funds investing in the following sectors will be classified as “priority funds”: (i) companies led by women, meaning legal entities incorporated in Chile for profit in which one or more women have at least 50% of the capital, or one or more women have at least 30% of the capital and one or more women are the legal representatives of the company; and (ii) companies involved in the “decarbonization of the productive matrix”, such as reducing carbon emissions through the substitution or replacement of the use of energy sources based on coal or hydrocarbons such as oil or gas. As “priority funds”, such entities will be able to raise funds with CORFO with reduced interest rates and will not be required to pay any additional interest.

On February 16, 2024, the CMF issued General Rule No. 506 (Norma de Carácter General N° 506), amending General Rule No. 325. The purpose of the amendment is to update risk management regulations in the insurance industry, incorporating the risk of money laundering, financing of terrorism and proliferation of weapons of mass destruction as a risk to be evaluated together with legal risk. The amendment also seeks to homogenize the risk assessment approach of insurance companies with respect to other supervised industries, such as banks and securities, in addition to adjusting the levels of capital strength that these companies must comply with.

On April 15, 2024, the Chilean Central Bank issued Resolution No. 3013-945, increasing the investment limits in alternative assets for pension funds, which will be implemented gradually through specific increases until 2027, and setting a new investment limit in alternative assets for the Individual Severance Fund (Fondo de Cesantía Individual).

Mining and Natural Resources

On March 14, 2024, CODELCO, a Chilean state-owned company dedicated to copper mining exploitation, completed the purchase of 100% of the Australian mining company Lithium Power International Limited for US$244 million. Lithium Power International Limited owns the Salar de Maricunga lithium project in Chile, also known as the Blanco Project, which neighbors CODELCO’s existing mining properties in that salar.

On April 15, 2024, though Exempt Resolution No. 907 of the Ministry of Mining, the Chilean government approved the procedures for the requests for information for the development of projects for the exploration, extraction and processing of lithium contained in salt flats or other types of deposits. According to this resolution, the government will tender special lithium operating contracts for exploration to private parties from the first half of 2024, in salt flats that are deemed fit for exploitation and registered as such with the National Service for Geology and Mining (Servicio Nacional de Geología y Minería or Sernageomin). The deadline for submitting expressions of interest is June 17, 2024.

Taxation

On February 5, 2024, Law No. 21,648 was published in the Official Gazette, amending the Tax Code and establishing the obligation to inform the initiation of business (iniciación de actividades) to the Chilean Internal Revenue Service for any person who remains in Chile, whether uninterruptedly or not, for a period or periods that in total exceed 183 days, within any twelve-month period, who operate in foreign trade when, within a rolling 12-month period, they make imports to Chile with a transaction value each of at least US$3,000, unless they can prove that the goods are for their personal consumption or use. The amendment intends to contribute to the Chilean Internal Revenue Service’s and the National Customs Service’s control of tax infractions and customs offenses and the prosecution of organized crime, as they will be able to supervise this type of operations that would facilitate informal trade.

On February 20, 2024, Decree No. 71 was published in the Official Gazette, introducing tax benefits to manage wildfire emergencies and catastrophes in the Region of Valparaíso. These benefits include the extension of deadlines for the declaration and payment of taxes specified in the Income Tax Law and VAT Law. Additionally, the decree granted the Chilean IRS the authority to waive interests and fines. Furthermore, it extended the deadline for property tax payment, with the option for special agreements, among other provisions.

On April 1, 2024, the government submitted a series of amendments to the Tax Compliance Bill of Law within the Pact for Economic Growth, Social Progress and Fiscal Responsibility. The government submitted the original bill to the Congress on January 29, 2024. The bill’s aim is to collect 1.5% of the gross domestic product, combat tax evasion, and modernize tax administrations. The bill includes several modifications, such as to the Tax Code, Income Tax Law and Value Added Tax Law, and certain transitional regimes, such as to regularize foreign capital. As of the date of this amendment to the Annual Report, the bill is being discussed in Congress.

2024 Budget

On December 18, 2023, Law No. 21,640 was published in the Official Gazette, approving the 2024 budget (“2024 Budget”) as submitted by the government to Congress on September 29, 2023. See “Republic of Chile—Recent Developments” in the Amendment No. 6 to the Annual Report. The following table sets forth the macroeconomic assumptions underlying the 2024 Budget when the bill was submitted to Congress on September 29, 2023:

2024 Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.5
Real domestic demand growth (% change compared to the prior year)	2.4
CPI (% change December 2022/2023 compared to December 2023/2024, as applicable)	3.5
Annual average nominal exchange rate (Ps./US$1.00)	832
Annual average copper price (US$ cents per pound)	385

Source: Chilean Budget Office.

As part of the quarterly update of the figures contained in the Public Finances Report (Informe de Finanzas Públicas), the macroeconomic assumptions underlying the 2024 Budget were updated. As a result, the following table sets forth the current macroeconomic assumptions as of May 2024 underlying the 2024 Budget:

Current Budget Assumptions

Real GDP growth (% change compared to the prior year)	2.7
Real domestic demand growth (% change compared to the prior year)	2.0
CPI (% change December 2023 compared to December 2022)	3.8
Annual average nominal exchange rate (Ps./US$1.00)	928
Annual average copper price (US$ cents per pound)	420

Source: Chilean Budget Office.

Under these updated assumptions, projected central government revenues, when measured in constant pesos of 2024, are expected to reach Ps.71.4 billion in 2024. Projected central government expenditures, when measured in constant pesos of 2024, are expected to reach Ps.77.1 billion in 2024. As a result, the effective deficit is expected to amount to 1.9% in 2024, while the central government’s gross debt is expected to reach 40.6% of GDP in 2024.

While the government believes that its assumptions and targets for the Chilean economy included in the 2024 Budget were reasonable when formulated, actual outcomes are beyond its control or significant influence, and will depend on future events. Accordingly, the government’s fiscal performance could differ from the assumptions, targets and estimates set forth in the relevant budget. Furthermore, the government may subsequently adjust the macroeconomic assumptions to reflect the latest developments relating to domestic and external factors.

Student Debt

The government has announced that it expects to propose a bill before Congress for the cancellation of student debt under the Credit with State Guarantee (Crédito con Aval del Estado), a state-guaranteed bank loans program designed to help students attending accredited universities, professional institutes, and technical training centers within Chile pay for the costs of their studies. The outstanding contingent debt of the Republic under such program is approximately US$8 billion. It is uncertain whether such bill will be approved by Congress and the terms of any student debt cancellation if approved.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec (% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2023
January	1.3	6.3	0.6
February	0.6	0.8	0.7
March	(0.9)	(7.0)	0.1
April	(0.1)	3.0	(0.4)
May	(0.8)	(8.0)	0.4
June	(0.3)	0.5	(0.5)
July	2.2	2.4	2.1
August	(0.6)	1.1	(0.9)
September	0.3	6.9	(0.9)
October	1.0	(3.6)	1.7
November	1.0	1.0	1.1
December	(0.7)	(4.6)	(0.1)
2024
January	2.4	1.7	2.6
February	4.1	11.5	3.0
March	0.5	8.3	(0.7)

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the periods indicated:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2023
First quarter	513.0	0.3	(7.1)
Second quarter	(3,457.4)	(0.4)	(4.2)
Third quarter	(5,295.8)	0.6	(3.1)
Fourth quarter	(3,658.9)	0.4	(2.5)
2024
First quarter	(103.9)	2.3	2.0

Notes:

(1) Current account data for the periods indicated.

(2) Compared to the same period in the prior year.

Source:  Chilean Central Bank.

Gross Domestic Product

In the three-month period ended March 31, 2024, real GDP increased 2.3% compared to the same period in 2023. During the three-month period ended March 31, 2024, aggregate domestic demand increased 2.0%, gross fixed capital formation decreased 6.1%, total consumption increased 1.2%, exports increased 3.2% and imports increased 1.6%, in each case in real terms and compared to the same period in 2023.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Three-month periods ended March 31,
	2023	2024
Nominal GDP	70,211	75,471
Aggregate domestic demand	67,110	71,622
Gross fixed capital formation	16,637	16,909
Change in inventories	(271)	1,100
Total consumption	50,744	53,614
Private consumption	40,946	42,669
Government consumption	9,798	10,945
Total exports	23,259	26,405
Total imports	20,158	22,556
Net exports	3,101	3,849

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous period prices, in billions of Chilean pesos)

	Three-month periods ended March 31,
	2023	2024
Real GDP	50,331	51,465
Aggregate domestic demand	50,293	51,308
Gross fixed capital formation	12,285	11,532
Change in inventories	(344)	945
Total consumption	38,353	38,831
Private consumption	31,298	31,490
Government consumption	7,044	7,349
Total exports	13,179	13,605
Total imports	13,703	13,929
Net exports	(524)	(324)

Source: Chilean Central Bank.

In 2023, real GDP increased 0.2% compared to 2022. During 2023, aggregate domestic demand increased 1.4%, gross fixed capital formation increased 0.7%, total consumption increased 3.2%, exports decreased 0.3% and imports decreased 12.0%, in each case in real terms and compared to 2022.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures (at current prices for period indicated, in billions of Chilean pesos)

	Year ended December 31,
	2022	2023
Nominal GDP	263,843	281,870
Aggregate domestic demand	274,284	278,188
Gross fixed capital formation	66,737	67,181
Change in inventories	776	(2,481)
Total consumption	206,771	213,488
Private consumption	168,052	170,918
Government consumption	38,720	42,570
Total exports	93,704	87,765
Total imports	104,146	84,083
Net exports	(10,442)	3,682

Source: Chilean Central Bank.

Real GDP and Expenditure (chained volume at previous year prices, in billions of Chilean pesos)

	Year ended December 31,
	2022	2023
Real GDP	203,305	203,750
Aggregate domestic demand	217,261	208,046
Gross fixed capital formation	49,022	48,479
Change in inventories	298	(1,824)
Total consumption	167,941	161,391
Private consumption	134,840	127,827
Government consumption	33,204	33,784
Total exports	51,777	51,612
Total imports	64,792	57,009
Net exports	(13,015)	(5,398)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 56.5% in the three-month period ended March 31, 2024. Government consumption was 14.5% in the three-month period ended March 31, 2024 compared to 14.0% in the three-month period ended March 31, 2023. Another key component of demand, gross fixed capital formation, was 22.4% of GDP in the three-month period ended March 31, 2024 and 23.7% in the three-month period ended March 31, 2023.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Three-month periods ended March 31,
	2023	2024
Nominal GDP (in billions of Chilean pesos)	70,211	75,471
Domestic absorption	95.6	94.9
Total consumption	72.3	71.0
Private consumption	58.3	56.5
Government consumption	14.0	14.5
Change in inventories	(0.4)	1.5
Gross fixed capital formation	23.7	22.4
Exports of goods and services	33.1	35.0
Imports of goods and services	28.7	29.9

Source: Chilean Central Bank.

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 60.6% in 2023. Government consumption was 15.1% in 2023 compared to 14.7% in 2022. Another key component of demand, gross fixed capital formation, was 23.8% of GDP in 2023 and 25.3% in 2022.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand (percentage of total GDP, except as indicated)

	Year ended December 31,
	2022	2023
Nominal GDP (in billions of Chilean pesos)	263,843	281,870
Domestic absorption	104.0	98.7
Total consumption	78.4	75.7
Private consumption	63.7	60.6
Government consumption	14.7	15.1
Change in inventories	0.3	(0.9)
Gross fixed capital formation	25.3	23.8
Exports of goods and services	35.5	31.1
Imports of goods and services	39.5	29.8

Source: Chilean Central Bank.

Savings and Investment

In the three-month period ended March 31, 2024, total gross savings (or domestic gross investment) increased to 23.9% of GDP, compared to 23.3% of GDP in the same period in 2023, as result of an increase in external savings, which was partially offset by a decrease in national savings.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment
(% of GDP)

	Three-month periods ended March 31,
	2023	2024
National savings	23.9	23.7
External savings	(0.6)	0.2
Total gross savings or domestic gross investment	23.3	23.9

Source: Chilean Central Bank.

In 2023, total gross savings (or domestic gross investment) decreased to 23.0% of GDP, compared to 25.6% of GDP in 2022 as result of a decrease in external savings, which was partially offset by an increase in national savings.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment (% of GDP)

	Year ended December 31,
	2022	2023
National savings	16.9	19.4
External savings	8.7	3.6
Total gross savings or domestic gross investment	25.6	23.0

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the three-month period ended March 31, 2024, the primary sector increased by 3.7% (representing 18.9% of total nominal GDP), the manufacturing sector increased by 0.9% (representing 9.2% of total nominal GDP) and the services sector increased by 2.0% (representing 62.4% of total nominal GDP), in each case, compared to the three-month period ended March 31, 2023 and in real terms. The increase in the primary sector was driven by an increase in mining and copper, and the increase in the manufacturing sector was driven mainly by an increase in chemical and metal products. The increase in the services sector was mainly driven by an increase in electricity, oil and gas and water, housing, and transport.

The following tables present changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Three-month periods ended March 31,
	2023	2024
Primary sector	17.3	18.9
Agriculture, livestock and forestry	4.7	5.1
Fishing	0.6	0.5
Mining	12.0	13.3
Copper	8.2	10.3
Other	3.9	3.0
Manufacturing sector	9.9	9.2
Foodstuffs, beverages and tobacco	4.3	4.3
Textiles, clothing and leather	0.1	0.0
Wood products and furniture	0.4	0.4
Paper and printing products	0.6	0.6
Chemicals, petroleum, rubber and plastic products	2.2	1.7
Non-metallic mineral products and base metal products	0.5	0.4
Metal products, machinery and equipment and miscellaneous manufacturing	1.8	1.8
Services sector	62.9	62.4
Electricity, oil and gas and water	2.2	3.0
Construction	5.7	5.6
Trade and catering	11.7	10.9
Transport	5.4	5.3
Communications	2.4	2.4
Financial services	12.0	11.6
Housing	8.1	8.0
Personal services	11.0	11.1
Public administration	4.4	4.3
Subtotal	90.1	90.6
Net adjustments for payments made by financial institutions, VAT and import tariffs	9.9	9.4
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	Ps. 70,211	Ps. 75,471

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from same period in previous year, except as indicated)

	Three-month periods ended March 31,
	2023	2024
Primary sector	(1.2)	3.7
Agriculture, livestock and forestry	(5.2)	1.1
Fishing	21.1	(10.7)
Mining	(0.2)	7.0
Copper	(3.0)	4.8
Other	13.2	12.9
Manufacturing sector	2.9	0.9
Foodstuffs, beverages and tobacco	7.0	(1.9)
Textiles, clothing and leather	(6.5)	(9.8)
Wood products and furniture	(17.0)	4.4
Paper and printing products	(7.9)	16.6
Chemicals, petroleum, rubber and plastic products	2.8	3.1
Non-metallic mineral products and base metal products	(2.4)	(5.1)
Metal products, machinery and equipment and miscellaneous manufacturing	7.4	0.3
Services sector	1.9	2.0
Electricity, oil and gas and water	8.0	17.8
Construction	2.1	(1.1)
Trade and catering	(1.2)	0.1
Transport	(0.1)	7.0
Communications	1.2	1.3
Financial Services	2.6	(0.3)
Housing	2.0	2.0
Personal Services	4.6	1.6
Public Administration	0.7	2.9
Subtotal	0.3	2.3
Net adjustments for payments made by financial institutions, VAT and import tariffs	(9.9)	(0.4)
Total GDP	0.3	2.3
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps. 50,331	Ps. 51,465

Source: Chilean Central Bank.

In 2023, the primary sector decreased by 0.3% (representing 15.4% of total nominal GDP), the manufacturing sector increased by 1.9% (representing 9.2% of total nominal GDP) and the services sector increased by 1.5% (representing 65.5% of total nominal GDP), in each case, compared to 2022 and in real terms. The decrease in the primary sector was driven by a decrease in mining and copper, and the increase in the manufacturing sector was driven mainly by an increase in chemical and metal products. The increase in the services sector was mainly driven by an increase in electricity, oil and gas and water, housing, and transport.

The following tables present changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector (% of GDP, except as indicated)

	Year ended December 31,
	2022	2023
Primary sector	17.5	15.4
Agriculture, livestock and forestry	2.8	3.0
Fishing	0.6	0.5
Mining	14.0	11.9
Copper	10.0	8.7
Other	4.0	3.2

Manufacturing sector	9.5	9.2
Foodstuffs, beverages and tobacco	3.6	3.8
Textiles, clothing and leather	0.1	0.0
Wood products and furniture	0.6	0.4
Paper and printing products	0.7	0.5
Chemicals, petroleum, rubber and plastic products	2.2	2.0
Non-metallic mineral products and base metal products	0.5	0.5
Metal products, machinery and equipment and miscellaneous manufacturing	1.8	1.9

Services sector	62.7	65.5
Electricity, oil and gas and water	2.0	2.8
Construction	5.8	5.7
Trade and catering	10.8	11.2
Transport	4.6	5.2
Communications	2.4	2.5
Financial services	12.7	12.6
Housing	8.0	8.2
Personal services	12.0	12.7
Public administration	4.4	4.5

Subtotal	89.7	90.1
Net adjustments for payments made by financial institutions, VAT and import tariffs	10.3	9.9
Total GDP	100.0	100.0
Nominal GDP (in billions of Chilean pesos)	Ps. 263,842	Ps. 281,870

Source: Chilean Central Bank.

Change in GDP by Sector (% change from previous year, except as indicated)

	Year ended December 31,
	2022	2023
Primary sector	(4.3)	(0.3)
Agriculture, livestock and forestry	(0.8)	(1.8)
Fishing	3.8	6.3
Mining	(6.4)	(0.3)
Copper	(8.5)	(2.3)
Other	13.3	4.8

Manufacturing sector	(4.0)	1.9
Foodstuffs, beverages and tobacco	(1.0)	(0.4)
Textiles, clothing and leather	(11.9)	1.4
Wood products and furniture	(17.0)	(9.0)
Paper and printing products	(14.4)	4.1
Chemicals, petroleum, rubber and plastic products	(4.9)	6.8
Non-metallic mineral products and base metal products	(13.0)	1.7
Metal products, machinery and equipment and miscellaneous manufacturing	4.0	3.5

Services sector	5.2	1.5
Electricity, oil and gas and water	9.8	17.8
Construction	2.2	(0.2)
Trade and catering	(1.1)	(2.5)
Transport	10.1	4.8
Communications	5.1	0.9
Financial Services	5.5	0.5
Housing	4.2	2.0
Personal Services	12.0	2.2
Public Administration	0.3	0.8

Subtotal	2.1	0.2
Net adjustments for payments made by financial institutions, VAT and import tariffs	0.2	(7.3)
Total GDP	2.1	0.2
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps. 203,305	Ps. 203,750

Source: Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

December 31, 2023(1)
Nationwide:
Labor force	10,077
Employment	9,223
Participation rate (%)	61.8
Unemployment rate (%)	8.5

(1) Constitutes an average for the last quarter 2023.

Source:  National Statistics Institute

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

December 31, 2023
Primary sector	9.2
Agriculture, livestock and forestry and fishing	6.2
Mining	3.0
Manufacturing sector	9.8
Services sector	81.0
Electricity, gas and water	1.3
Construction	7.5
Trade and catering	23.9
Transport and communications	8.2
Financial services	2.1
Community and social services(2)	37.5
No response	0.4
Total	100.0%

(1)  Constitutes an average for the quarter ended December 31, 2023.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

Wages

The following table sets forth changes in average real wages and productivity in 2023 compared to 2022:

Real Wages (% change from 2022)

Year ended December 31, 2023
Average Change in Productivity	(2.1)%
Average real wages	3.6%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a surplus of US$6.79 billion in 2023, compared to a deficit of US$9.20 billion in 2022.

Current Account

Chile’s current account recorded a deficit of US$11.9 billion in 2023, compared to a deficit of US$26.2 billion in 2022.

The merchandise trade surplus increased to US$15.3 billion in 2023, from US$3.7 billion in 2022, driven by a decrease in merchandise imports, which accounted for US$79.2 billion in 2023, compared to US$94.8 billion in 2022. The increase in the merchandise trade surplus was partially offset by a decrease in merchandise exports, which accounted for US$94.6 billion in 2023, compared to US$98.6 billion in 2022.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$57.0 million in 2023, compared to a surplus of US$2.0 million in 2022.

The financial account registered a deficit of US$10.4 billion in 2023, compared to a deficit of US$27.9 billion in 2022. This decrease in the deficit was mainly due to an increase in net portfolio investment and other investment.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment (in millions of US$)

	Year ended December 31,
	2022	2023
Current account
Current account, net	(26,162)	(11,899)
Goods and Services, net	(11,869)	4,542
Merchandise Trade Balance	3,729	15,323
Exports	98,557	94,557
Imports	94,827	79,234
Services	(15,599)	(10,782)
Credits	8,515	9,792
Debits	24,114	20,574
Income, net	(14,224)	(17,009)
Income from investment	(13,618)	(16,398)
Income from direct investment(1)	(10,950)	(12,957)
Abroad	9,514	6,474
From abroad	20,464	19,431
Income from portfolio investment	(2,091)	(2,041)
Dividends	1,168	1,232
Interest	(3,258)	(3,273)
Income from other investment	(577)	(1,400)
Credits	743	1,732
Debits	1,320	3,132
Current transfers, net	(69)	568
Credits	2,853	3,067
Debits	(2,922)	(2,498)

Capital and financial accounts
Capital and financial accounts, net	(27,929)	(10,288)
Capital account, net	2	57
Financial account, net	(27,932)	(10,345)
Direct investment, net	(5,030)	(15,460)
Direct investment abroad	13,206	6,278
Shares and other capital	5,544	1,312
Earnings reinvested	6,781	4,039
Debt instruments(2)	882	927
Direct investment to Chile	18,237	21,238
Shares and other capital	10,309	10,704
Earnings reinvested	7,707	8,844
Debt instruments(2)	221	2,189
Portfolio investment, net	(5,313)	1,771
Assets	7,775	5,863
Liabilities	13,088	4,409
Financial Derivatives, net	(5,313)	1,771
Other Investment, net(3)	42	(1,980)
Assets	182	(475)
Commercial credits	286	(1,548)
Loans	1,680	217
Currency and deposits	(2,159)	893
Other assets	375	37
Liabilities	8,611	989
Commercial credits	(1,307)	(1,036)
Loans(3)	6,004	5,631
Currency and deposits	3,899	(3,614)
Other liabilities	—	—
Assets in reserve, net	(9,201)	6,788
Errors and omissions, net	(9,201)	1,497
Financial account (excluding change in reserves)	(27,932)	(10,345)
Total balance of payments	(9,201)	6,788

Notes:

(1)	Includes interest.
(2)	Includes trade credits, loans, currency and deposits.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports in 2023 were China (which accounted for 23.4% of total imports), the United States (19.9%), Brazil (10.4%), Argentina (6.6%), Germany (3.3%) and Japan (2.9%). The primary destinations of Chile’s exports in 2023 were China (which received 39.1% of Chile’s total exports), the United States (15.2%), Japan (7.2%), South Korea (6.2%) and Brazil (4.5%). In 2023, Chile’s exports to Asia, as a percentage of total exports, decreased to 58.0% from 59.0% in 2022, while the proportion of Chile’s exports to the United States increased to 15.2% from 13.8% in 2022.

In 2023, merchandise exports totaled US$94.6 billion and merchandise imports totaled US$79.2 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 54% of total imports in 2023 compared to 54% in 2022. Imports of consumer goods amounted to 26% of total imports in 2023, which were lower compared to 2022. Imports of capital goods accounted for 20% of total imports for that period compared to 19% in 2022.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade (% of total exports/imports)

	Year ended December 31,
	2022	2023
Exports (FOB)
Americas:
Argentina	0.9	0.9
Brazil	4.6	4.5
Mexico	1.8	1.9
United States	13.8	15.2
Other	8.1	8.0
Total Americas:	29.2	30.6
Europe:
France	1.0	1.1
Germany	1.0	1.1
Netherlands	1.9	1.7
Spain	1.5	1.3
United Kingdom	0.6	0.5
Other	4.4	4.5
Total Europe:	10.4	10.1
Asia:
Japan	7.6	7.2
South Korea	6.5	6.2
Taiwan	1.6	1.3
China	39.5	39.1
Other	3.8	4.2
Total Asia:	59.0	58.0
Other:(1)	1.4	1.3
Total exports:	100.0	100.0
Imports (CIF)
Americas:
Argentina	5.7	6.6
Brazil	10.2	10.4
Mexico	2.3	2.0
United States	21.4	19.9
Other	8.8	9.0
Total Americas:	48.4	47.9
Europe:
France	1.3	1.4
Germany	2.7	3.3
Netherlands	0.6	0.6
Spain	1.9	2.15
United Kingdom	0.6	0.6
Other	6.1	6.5
Total Europe: :	13.1	14.6
Asia:
Japan	2.5	2.85
South Korea	1.7	1.7
Taiwan	0.3	0.3
China	24.3	23.4
Other	5.2	5.6
Total Asia:	34.0	33.8
Other:(1)	4.4	3.7
Total imports:	100%	100%

Notes:-

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

In 2023, exported services increased 4% and imported services decreased 23%, compared to 2022.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On April 2, 2024, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) to 6.5%, mainly to follow the decreasing trend in inflation, which was still above the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index (“CPI”) and the Producer Price Index (“PPI”) for the periods indicated:

Inflation (% change from the previous 12-month period)

	CPI	PPI(1)
Year ended December 31, 2023	3.4	0.5
Three months ended March 31, 2024	3.2	8.8

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source: CPI Report, National Institute of Statistics.

Exchange Rates

Chilean Peso

The Chilean peso traded at Ps. 897.11/US$1.00 on May 20, 2024.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the periods indicated:

Observed Exchange Rates (Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Year ended December 31, 2023	945.601	781.49	839.07	884.59
Four months ended April 30, 2024	986.85	877.12	949.29	943.62
May 2024 (through May 22, 2024)	954.36	886.79	923.90	886.79

Notes:

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On May 22, 2024, one Unidad de Fomento was equal to Ps. 37,384.74.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated:

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2018	27,565.79	26,799.01	27,165.75	27,565.79
Year ended December 31, 2019	28,309.94	27,538.22	27,854.39	28,309.94
Year ended December 31, 2020	29,090.98	28,310.86	28,678.81	29,070.33
Year ended December 31, 2021	30,991.74	29,061.89	29,802.93	30,991.74
Year ended December 31, 2022	35,110.98	30,996.73	33,047.14	35,110.98
Year ended December 31, 2023	36,789.36	35,122.26	35,974.37	36,789.36
Four months ended April 30, 2024	37,261.98	37,100.68	37,187.51	37,261.98
May 2024 (through May 22, 2024)	37,384.74	37,266.94	37,323.36	37,384.74

Notes:

(1)	Represents the average daily rates.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$46.6 billion as of February 29, 2024, compared to US$39.1 billion as of February 28, 2023.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of end of February,
	2023	2024
Chilean Central Bank:
Assets:
Gold	14	16
Special Drawing Rights (SDRs)	3,229	3,414
Reserve position in the IMF	669	640
Foreign exchange and bank deposits	1,793	5,006
Securities	33,378	37,476
Other assets(1)	-	-
Total	39,084	46,552
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	1	—
Accounts with international organizations	87	85
SDR allocations	3,315	3,312
Short Term Liabilities	578	—
Total	3,981	3,397
Total international reserves, net	35,103	43,155

Notes:

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the dates indicated:

Monetary Base(1) (in billions of Chilean pesos)

	As of January 31,
	2023	2024
Currency in circulation	11,392.3	10,457.4
Bank reserves	7,197.5	6,674.0
Monetary base	18,589.8	17,131.4

Notes:

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates (in billions of Chilean pesos)

	As of January 31,
	2023	2024
Currency in circulation	11,392.3	10,457.4
Demand deposits at commercial banks	45,494.3	46,102.9
Monetary Base	18,589.8	17,131.4
Currency in circulation	11,392.3	10,457.4
Demand deposits at commercial banks	45,494.3	46,102.9
M1(1)	56,886.5	56,560.3
Total time and savings deposits at banks	116,722.5	123,571.4
Others	10,855.4	17,858.6
M2(2)	184,464.5	197,990.3
Foreign currency deposits at Chilean Central Bank	31,234.0	31,101.9
Documents of Chilean Central Bank	13,676.0	20,757.3
Letters of Credit	96.7	81.4
Private Bonds	35,758.5	37,591.8
Others	48,392.8	47,144.7
M3(3)	313,622.4	334,667.5

Notes:

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators (in % change from January 31, 2023)

As of January 31, 2024
M1 (% change)	(0.6)
M2 (% change)	7.3
Credit from the financial system (% change)	2.4
Average annual Chilean peso deposit rate (%)(1)	5.5

Notes:

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates (in billions of Chilean pesos)

	As of January 31,
	2023	2024
Liquidity aggregates (at period end)	17,688	16,665
Monetary base:
Currency, excluding cash in vaults at banks	11,967	10,457
M1(1)	58,933	56,560
M2(2)	182,955	197,990
M3(3)	316,350	334,667
Credit aggregates (at period end):
Private sector credit	216,667	224,556
Public sector credit	16,650	17,616
Total domestic credit(4)	196,148	199,345
Deposits:(4)
Chilean peso deposits	181,340	189,868
Foreign-currency deposits	36,621	38,474
Total deposits	217,961	228,342

Notes:

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.
(2)	M1 plus Chilean peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System (in millions of US$, except for percentages)

	As of February 29, 2024
	Assets		Loans		Deposits		Shareholder’s Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	415,668	85.6%	382,832	85.5%	194,760	83.8%	32,836	87.5%
Foreign owned private sector banks(2)	1,975	0.4%	1,189	0.3%	498	0.2%	786	2.1%
Private sector total	417,642	86.0%	384,021	85.7%	195,258	84.0%	33,621	89.6%
Banco Estado	67,846	14.0%	63,947	14.3%	37,057	16.0%	3,899	10.4%
Total banks	485,488	100.0%	447,967	100.0%	232,315	100.0%	37,521	100.0%

Notes:

(1)	Corresponds to the “Capital Básico”, which includes capital and reserves.
(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of February 29, 2024 would be as follows: assets: 41.7%, loans: 41.8%, deposits: 36.8% and shareholders’ equity: 40.8%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of February 29, 2024
	In billions of Chilean Pesos	Market Share (%)
Banco Santander-Chile	74,663	17.7%
Banco del Estado de Chile	58,881	14.0%
Banco de Chile	57,420	13.6%
Banco de Crédito e Inversiones	85,166	20.2%
Banco Itaú Chile	45,788	10.9%
Other banks	99,418	23.6%
Total Banking System	421,336	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators (%)

	As of end of February,
	2023	2024
Return on assets	0.2	0.2
Return on equity	2.6	2.2
Non-performing loans as a percentage of total loans	1.7	1.2
Gross operational margin/assets	0.4	0.4
Operating expenses/operating revenue	72.7	79.4
Operating expenses/average total assets	0.3	0.3
Regulatory capital to risk-weighted assets	n.a.	n.a.

Source: CMF

n.a. = Not available.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of December 31, 2023:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of December 31, 2023	184.3	74.8	64.9	n.a.	n.a.	324.1

Notes:

(1)	Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Public Sector Finances

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the total contribution to, and total withdrawals from, the Pension Reserve Fund (“FRP”) for 2023, as well as the total assets of the FRP as of December 31, 2023:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2023 (in millions of US$)
Year ended December 31, 2023	1,641	300	8.639

Economic and Social Stabilization Fund

The table below sets forth the total contribution to, and total withdrawals from, the FEES during 2023, as well as the total assets of the FEES as of December 31, 2023:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2022 (in millions of US$)
Year ended December 31, 2023	-	1,641	6,030

Budget Law and Political Initiatives

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP) for the periods indicated:

Public Sector Finances (in billions of US$ and % of total GDP)

	2022		2023
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	78.0	25.8	76.3	22.7
Net taxes(1)	63.5	21.0	59.2	17.6
Copper revenues(2)	2.2	0.7	1.4	0.4
Social Security contributions	3.0	1.0	3.9	1.2
Donations	0.2	0.1	0.1	0.0
Real property incomes	4.4	1.4	5.7	1.7
Operational revenues	1.3	0.4	1.6	0.5
Other revenues	3.4	1.1	4.4	1.3
Expenditures	64.0	21.2	72.7	21.7
Wages and salaries	14.1	4.7	16.4	4.9
Goods and services	5.9	2.0	6.5	1.9
Interest on public debt	3.0	1.0	3.5	1.1
Transfer payments	28.2	9.3	29.8	8.9
Transfers to social security	12.4	4.1	16.2	4.8
Others	0.3	0.1	0.3	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	10.7	3.5	11.6	3.5
Investment	4.5	1.5	5.0	1.5
Capital transfers	6.2	2.0	6.6	2.0
Central government balance	3.4	1.1	(8.0)	(2.4)

Notes:

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.
(3)	Expressed as a percentage of GDP for 2022.
(4)	Expressed as a percentage of GDP for 2023.

Source: Chilean Budget Office.

Government Revenue

Public sector revenues decreased to Ps.64.7 trillion (equivalent to US$77.1 billion) in 2023 from Ps.68.6 trillion (equivalent to US$78.7 billion) in 2022. Net taxes increased to Ps.49.7 trillion (equivalent to US$59.3 billion) for 2023, compared to Ps.55.4 trillion (equivalent to US$63.5 billion) for 2022. Copper revenues decreased to Ps.1.2 trillion (equivalent to US$1.4 billion) in 2023 from Ps.2.0 trillion (equivalent to US$2.2 billion) in 2022. This decrease is attributable to a decrease in the annual average of price for copper, which was US$3.8 per pound in 2023, as compared to US$4.0 per pound in 2022 and a decrease in Net taxes due to a lower growth of the economy.

As a result, for 2023, the government recorded a fiscal deficit equivalent to US$(8.0) billion, or (2.4)% of GDP, and a structural fiscal deficit of US$(9.0) billion, or (2.7)% of GDP.

Taxation

Net tax revenues totaled US$59.2 billion in 2023, compared to US$63.5 billion in 2022.

Public Sector Debt

The net consolidated debt decreased from 21.2% of GDP as of December 31, 2022 to 20.8% of GDP as of December 31, 2023, mainly because of an increase of international reserves of the Central Bank.

The following table presents the net consolidated debt as a percentage of the GDP as of the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of December 31,
	2022	2023
Net Consolidated Debt	21.2	20.8

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

External Debt

Chile’s total public sector external debt was US$45.0 billion as of December 31, 2023 and US$41.2 billion as of December 31, 2022.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor (in millions of US$)

	As of December 31,
	2022	2023
IDB	2,290	2,654
IBRD (World Bank)	141	150
Bonds	38,647	42,101
IDA (World Bank)	-	-
Others	90	67
Total	41,167	44,972

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency (in millions of US$)

	As of December 31,
	2022	2023
United States Dollar	28,241	30,436
Euro	12,926	14,218
Chilean Pesos	-	317
Other	-	-
Total	41,167	44,972

Source: Chilean Budget Office.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

	As of December 31,
	2022	2023
Medium- and long-term debt
Public sector(1)	68,119	77,428
Private sector	134,416	139,069
Total medium- and long-term debt	202,535	216,497
Short-term debt
Public sector(1)	3,787	3,132
Private sector	24,309	21,339

Total short-term debt	28,096	24,471
Total short-, medium and long-term debt	205,229	240,968
Use of IMF credit
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	194.2	194.6
Total public(1) and private external debt/GDP	76%	76%
Total public(1) and private external debt/exports(2)	218%	254%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of April 30, 2024, Chile had the following global bonds outstanding:

•	1.625% €1,583,458,000 Notes due January 30, 2025;

•	3.125% US$264,832,000 Notes due March 27, 2025;

•	1.750% €975,280,000 Notes due January 20, 2026;

•	3.125% US$600,788,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	2.750% US$1,500,000,000 Notes due January 31, 2027;

•	3.240% US$1,793,691,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	4.850% US$ 1,700,000,000 Notes due January 22, 2029;

•	1.440% €670,697,000 Notes due February 1, 2029;

•	1.875% €1,273,559,000 Notes due May 27, 2030;

•	2.450% US$1,465,534,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	3.500% US$1,500,000,000 January 31, 2034;

•	4.125% €1,175,688,963 July 5, 2034;

•	4.950% €1,649,852,623 January 5, 2036;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	4.340% US$2,000,000,000 Notes due March 27, 2042;

•	3.625% US$330,062,000 Notes due October 30, 2042;

•	3.860% US$1,051,796,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	4.000% US$1,000,000,000 Notes due January 31, 2052

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	5.330% US$1,481,658,578 Notes due January 5, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Internal Bonds

As of April 30, 2024, Chile had the following local bonds outstanding:

•	5.80% Ps. 1,011,315 million treasury bonds due June 1, 2024;

•	0.0% Ps. 555,000 million treasury bonds due June 19, 2024;

•	0.0% Ps. 1,200,000 million treasury bonds due July 15, 2024;

•	0.0% Ps. 1,700,000 million treasury bonds due October 25, 2024;

•	0.0% Ps. 1,348,000 million treasury bonds due November 26, 2024;

•	2.5% Ps. 5,498,380 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,320,825 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 4,010,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 2,050 million treasury bonds due January 1, 2032;

•	6.0% Ps. 2,719,380 million treasury bonds due April 1, 2033;

•	2.8% Ps. 442,150 million treasury bonds due October 1, 2033;

•	6.0% Ps. 3,650 million treasury bonds due January 1, 2034;

•	7.0% Ps. 1,000,000 million treasury bonds due May 1, 2034;

•	5.8% Ps. 1,750,000 million treasury bonds due October 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	5.3% Ps. 1,968,410 million treasury bonds due November 1, 2037;

•	6.0% Ps. 3,397,970 million treasury bonds due January 1, 2043;

•	5.1% Ps. 2,480,565 million treasury bonds due July 15, 2050;

•	4.5% UF 2,005 thousand treasury bonds due August 1, 2024;

•	0.0% UF 44,542 thousand treasury bonds due March 1, 2025;

•	2.6% UF 435 thousand treasury bonds due September 1, 2025;

•	1.5% UF 165,554 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 300 thousand treasury bonds due March 1, 2028;

•	0.0% UF 53,090 thousand treasury bonds due October 1, 2028;

•	3.0% UF 458 thousand treasury bonds due March 1, 2029;

•	3.0% UF 1,448 thousand treasury bonds due January 1, 2030;

•	1.9% UF 128,453 thousand treasury bonds due September 1, 2030;

•	3.0% UF 168 thousand treasury bonds due January 1, 2032;

•	0.0% UF 87,080 thousand treasury bonds due October 1, 2033;

•	3.0% UF 178 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,219 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,676 thousand treasury bonds due March 1, 2039;

•	3.4% UF 24,000 thousand treasury bonds due October 1, 2039;

•	3.0% UF 1,533 thousand treasury bonds due January 1, 2040;

•	3.0% UF 262 thousand treasury bonds due January 1, 2042;

•	3.0% UF 183,250 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 108,904 thousand treasury bonds due July 15, 2050.

Net Debt of the Chilean Central Bank (in millions of pesos of each year)

	As of December 31,
	2022	2023
Liabilities	49,197,668	58,555,188
Chilean Central Bank notes and bonds(1)	38,064,201	40,849,873
Fiscal deposits	133	137
Others(2)	11,133,334	17,705,178
Assets without subordinated debt	47,364,974	65,277,337
Net international reserves (in US$ million)	39,154	46,353
Others(3)	13,711,614	24,273,846
Total Net Debt without subordinated debt(1) (2)	(1,832,694)	(6,722,149)

Notes:

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt (in millions of pesos of each year, except as indicated)

	As of December 31,
	2022	2023
Debt in pesos	64,337,306	71,313,251
External debt	—	—
Domestic debt	64,337,306	71,313,251
Assets in pesos	22,069,765	23,428,435
Assets in pesos, without public enterprises(1)	22,069,765	23,428,435
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	42,267,541	47,884,816
Debt in U.S. dollars (in US$ million)	41,167	44,972
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	41,167	44,972
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	27,702	25,132
Net debt in U.S. dollars (in US$ million)	13,465	19,840
Total Financial debt(4)	99,721,087	111,094,665
Total Financial assets(5)	45,880,135	45,659,746
Total net financial debt	53,840,952	65,434,919
Total net financial debt of central government (% of GDP)	20.4%	23.2%

Notes:

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of December 31, 2023, central government liabilities represented 39.4% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 23.2% of GDP as of December 31, 2023.

Chilean Central Bank Debt and Consolidated Debt

As of December 31, 2023, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 2.4% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of December 31, 2023 represented 23.2% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2023, the total amount of public guarantees totaled 1.6% of GDP, as compared with 1.7% of GDP as of December 31, 2022.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.1% of GDP as of December 31, 2023. This debt is expected to be paid progressively as the workers who contributed to the old pension system retire.